[redacted]

14040063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ronin Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N Orleans St. Suite 2N
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kelly Huerta (312) 244-5338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Stafford III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ronin Capital, L.L.C., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Allison Morrow
Notary Public, State of Illinois
My Commission Expires 1/12/2015

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ronin Capital, LLC

Consolidated Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
Ronin Capital, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, LLC and subsidiaries (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the consolidated financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Ronin Capital, LLC and subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 28, 2014

Ronin Capital, LLC

Consolidated Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 3,881,813
Securities purchased under agreements to resell	2,769,525,784
Deposits with clearing organizations	22,647,771
Receivables from broker-dealers and clearing organizations	310,494,645
Securities owned, at fair value	5,270,137,581
Derivative financial instruments, at fair value	1,110,025,124
Memberships in exchanges owned, at cost (fair value $1,573,500)	1,392,772
Furniture, equipment, software, and leasehold improvements (net of accumulated depreciation and amortization $21,404,863)	17,913,902
Other assets	3,247,919
Total assets	$ 9,509,267,311
Liabilities and Members' Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 4,502,831,004
Payables to broker-dealers and clearing organizations	76,910,278
Securities sold, not yet purchased, at fair value	3,324,116,537
Derivative financial instruments, at fair value	1,293,256,560
Accounts payable and accrued expenses	26,065,124
Loan payable	22,000,000
Total liabilities	9,245,179,503
Members' equity	252,958,642
Non-controlling interest in subsidiaries	11,129,166
Total members' equity	264,087,808
Total liabilities and members' equity	$ 9,509,267,311

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Ronin Capital, LLC, (Ronin) a Delaware limited liability company, is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own accounts. The majority owner of Ronin is Zen Holdings, LLC (Zen). Ronin is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various equity and derivative exchanges.

Ronin wholly or substantially owns subsidiaries including, Ronin Capital UK, Limited (Ronin UK), Arei Fitness, LLC, Ronin Profit Plan, LLC, Dart Executions, LLC (Dart), Ronin Trading Europe, LLP (Ronin Trading Europe), Ronin Trading UK, LLP (Ronin Trading UK), and Ronin Capital Asia Private Limited (Ronin Asia), (collectively, the Company).

Ronin Trading UK is a Financial Conduct Authority registered trading company that maintains a European passport to trade on any exchange that is a member of the European Union. Ronin Trading Europe is a non-regulated entity that is registered in London. Ronin Asia is a non-regulated trading company registered in Singapore. Dart is a registered broker-dealer that provides execution services along with direct market access in equity and derivative instruments.

Principles of consolidation: The consolidated financial statements include the accounts and results of the Company, and its subsidiaries required to be consolidated in accordance with accounting standards generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Class B Capital Members (Class B) in Ronin Trading UK and Ronin Trading Europe represent the non-controlling interest in subsidiaries in the Company's financial statements. Contributions, withdrawals and allocations of comprehensive income result in changes to Class B's ownership percentage and to the non-controlling interests' ownership percentage of Ronin Trading UK. The Company's corresponding changes to members' equity are reflected in the consolidated statements of changes in members' equity. Income is allocated to non-controlling interests based on the negotiated profit split during the period in which the income is earned.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis at fair value in accordance with GAAP. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the consolidated statement of comprehensive income. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Securities purchased under agreements to resell or sold under agreements to repurchase: Securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and securities sold under agreements to repurchase (repurchase agreements or repos) are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. Transactions cleared through FICC are reported in the consolidated statement of financial condition on a gross basis by trade date and by instrument. It is the Company's policy to take possession or control of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Reverse repos and repos are carried at contract value.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions at December 31, 2013, are major financial institutions.

Derivative financial instruments: Derivative financial instruments include equity options, futures, equity swaps, forward contracts, and options on futures contracts and are recorded at fair value in accordance with GAAP. Futures transactions are recorded in receivable from/payable to broker-dealers and clearing organizations in the consolidated statement of financial condition, netted by broker-dealer or clearing organization. The remaining derivatives are classified as derivative financial instruments in the consolidated statement of financial condition. Derivative transactions and the related gains and losses are recorded on a trade-date basis and the change in unrealized gains and losses on derivative contracts are reflected in principal transactions in the consolidated statement of comprehensive income.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Receivable from and payable to broker-dealers and clearing organizations: Receivables and payables relating to trades pending settlement are netted by broker-dealer and clearing organization and included in receivable from/payable to broker-dealers and clearing organizations in the consolidated statement of financial condition. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Memberships in exchanges owned: The Company's exchange memberships, which represent ownership interests in the exchange and provide the Company with the right to conduct business on the exchanges are recorded at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2013.

Stock in exchanges not required to be held for operating purposes are carried at fair value and are included in securities owned. Realized and change in unrealized gains and losses on stock in exchanges are computed based upon specific identifications and are included in other income in the consolidated statement of comprehensive income.

Interest and dividend income/expense: The Company recognizes contractual interest on securities owned and securities sold, not yet purchased on an accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its secured financing activities on an accrual basis with related interest recorded as interest and dividend income and interest and dividend expense, as applicable.

Income taxes: Ronin and Dart are taxed collectively as a partnership under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

Ronin Asia is subject to corporate taxes in Singapore and computes a benefit or provision and files a separate tax return. Ronin UK is subject to corporate taxes in the United Kingdom and, accordingly, computes a benefit or provision and files a separate tax return. Ronin Trading Europe and Ronin Trading UK are flow through entities for tax purposes in the United Kingdom. Their income is distributed to the members who file tax returns that account for their allocation of the income.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has reviewed the Company's income tax positions for the open tax years and concluded that no provision for income tax is required in the Company's financial statements.

Ronin is not subject to examination by United States federal and state tax authorities for tax years before 2010. Ronin UK is not subject to examination by HM Revenue and Customs for tax years before 2011.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid overnight money market investments with original maturities of less than three months as well as money market mutual funds.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in foreign currency translation adjustment in the consolidated statement of comprehensive income as a component of other comprehensive income.

Unit-based compensation: Compensation cost relating to equity awards is recognized in the consolidated financial statements using a fair value method. The Company measures the cost of such awards based on the estimated fair value of the award measured at the grant date. As there is no active secondary market for the award units, the Company uses a net present value approach to determine the fair value of the units. Such valuation relies on significant management judgment and estimates.

The Company is required to estimate the expected forfeitures of equity awards at the grant date and recognize compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized over the vesting period. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

Reclassification: Certain balances in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

Recently adopted accounting pronouncements: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. FASB issued additional clarification to specify that the guidance applies only to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria of the Codification or subject to a master netting arrangement or similar agreement. This guidance is effective for annual periods beginning on or after January 1, 2013. The adoption of this guidance resulted in additional disclosures in the notes to the consolidated financial statements.

Note 2. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivables	Payables
Cash	$ 113,085,756	$ -
Payable to clearing brokers	-	51,741,105
Unsettled securities transactions	197,058,891	-
Exchange traded futures - open trade equity	3,858,568	7,769,647
Interest and dividends, net	(3,508,570)	17,399,526
	$ 310,494,645	$ 76,910,278

The Company clears certain of its proprietary transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing brokers relates to the aforementioned transactions and are collateralized by securities owned by the Company.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2013, there were no significant transfers among levels.

Financial instruments traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices. U.S. and foreign (primarily United Kingdom and Germany) government securities are valued based on quoted market prices. Money market mutual funds are valued based on the published net asset value per share on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Financial instruments traded in the over-the-counter market include corporate bonds, and currency forward contracts that are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Short-term notes are stated at amortized cost, which approximates fair value. Open equity swap contracts are valued based on the underlying equity security, financial instrument, or index included as the notional amount of the swap. These financial instruments are classified as Level 2 in the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

		Fair Value Measurements Using	
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)
Assets:			
Deposits with clearing organizations:			
Money market mutual funds	$ 6,012,875	$ 6,012,875	$ -
Receivables from broker-dealers and clearing organizations:			
Exchange traded futures - open trade equity	3,858,568	3,858,568	-
Securities owned:			
Government securities	4,512,578,998	4,512,578,998	-
Equity securities	705,969,362	705,969,362	-
Corporate obligations	51,589,221	-	51,589,221
Derivative financial instruments:			
Equity swaps	2,292,697	-	2,292,697
Equity options	898,434,845	898,434,845	-
Options on futures	66,205,840	66,205,840	-
Currency forward contracts	143,091,742	-	143,091,742
	$ 6,390,034,148	$ 6,193,060,488	$ 196,973,660

		Fair Value Measurements Using	
Description	Total	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Inputs (Level 2)
Liabilities:			
Payables to broker-dealers and clearing organizations:			
Exchange traded futures - open trade equity	$ 7,769,647	$ 7,769,647	$ -
Financial instruments sold, not yet purchased:			
Government securities	2,874,310,213	2,874,310,213	-
Equity securities	446,067,321	446,067,321	-
Corporate obligations	3,739,003	-	3,739,003
Derivative financial instruments:			
Equity options	1,038,723,798	1,038,723,798	-
Options on futures	112,904,164	112,904,164	-
Currency forward contracts	141,628,598	-	141,628,598
	$ 4,625,142,744	$ 4,479,775,143	$ 145,367,601

Note 3. Fair Value of Financial Instruments (Continued)

Government securities owned are pledged to either repurchase counterparties or broker-dealers on terms which permit those parties to sell or repledge the securities subject to certain limitations.

Substantially all of the Company's other assets and liabilities, except for exchange memberships and furniture, equipment, software, and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, equity swaps, options on futures, forward contracts, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2013, the Company's derivative activities had the following impact on the consolidated statement of financial condition:

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Interest rate	Receivables from / payable to broker-dealers and clearing organizations	$ (5,388,449)	$ (12,049,001)	$ (17,437,450)
Equity	Receivables from / payable to broker-dealers and clearing organizations	9,247,017	4,507,735	13,754,752
Currency	Receivables from / payable to broker-dealers and clearing organizations	-	(228,381)	(228,381)
Interest rate	Derivative financial instruments	119,845	(168,750)	(48,905)
Equity	Derivative financial instruments	952,725,751	(1,147,899,457)	(195,173,706)
Currency	Derivative financial instruments	143,091,742	(141,628,598)	1,463,144
				$ (197,670,546)

Note 4. Derivative Financial Instruments (Continued)

For non-exchange traded derivatives, under standard derivatives agreements, the Company may be required to post collateral if the Company is in a net liability position with the counterparty exceeding certain amounts. Additionally, counterparties may immediately terminate derivatives contracts if the Company fails to maintain sufficient asset coverage for its contracts or its net assets decline by stated percentages.

Note 5. Offsetting

The following table provides disclosure regarding the potential effect of offsetting of recognized assets and liabilities presented in the statement of financial condition:

				Gross Amounts Not Offset in the Consolidated Statement on Financial Condition		
	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Statements of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Consolidated Statements of Financial Condition	Financial Instruments	Cash Collateral Received/Pledged	Net Amount
Assets						
Reverse Repurchase Agreements	$ 2,769,525,784	$ -	$ 2,769,525,784	$ 2,769,525,784	$ -	$ -
Futures Open Trade Equity	46,510,955	42,652,387	3,858,568	-	-	3,858,568
Currency Forwards	143,091,742	-	143,091,742	141,628,598	-	1,463,144
Equity Swaps	2,292,697	-	2,292,697	-	-	2,292,697
Total Assets	$ 2,961,421,178	$ 42,652,387	$ 2,918,768,791	$ 2,911,154,382	$ -	$ 7,614,409
Liabilities						
Repurchase Agreements	$ 4,502,831,004	$ -	$ 4,502,831,004	$ 4,502,831,004	$ -	$ -
Futures Open Trade Equity	50,422,034	42,652,387	7,769,647	-	-	7,769,647
Currency Forwards	141,628,598	-	141,628,598	141,628,598	-	-
Total Liabilities	$ 4,694,881,636	$ 42,652,387	$ 4,652,229,249	$ 4,644,459,602	$ -	$ 7,769,647

Note 6. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements at December 31, 2013, consisted of the following:

	Amount
Computer equipment and software	$ 15,299,410
Furniture and fixtures	4,349,806
Leasehold improvements	19,669,549
	39,318,765
Less accumulated depreciation and amortization	(21,404,863)
	$ 17,913,902

Note 7. Collateral

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2013, the Company obtained approximately $2.7 billion of securities on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Note 8. Related Party Transactions

The Company provides administrative services and infrastructure services to Ronin Trading, LLC, an affiliate, under the terms of an agreement for a negotiated amount.

Note 9. Liabilities Subordinated to Claims of General Creditors

The Company has a revolving subordinated loan agreement with a financial institution in the amount of $20,000,000, terminating on October 9, 2014, and bearing interest at the LIBOR rate plus 6 percent. As of December 31, 2013, there were no outstanding borrowings. Each draw on the revolving loan has an individual maturity date of at least one year from the date the draw payment is made.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 10. Loan Payable

The Company has entered into agreements with Zen that provides for redemptions of specified amounts of Zen's Class A interest in the Company and, simultaneous with such redemptions, Zen will loan the Company an amount equal to the redemption. These loans are accounted for through contributions and redemptions of Zen's Class A interest. The loans mature on December 31, 2014, and bear interest at the Fed Funds rate plus 1 percent.

Note 11. Commitments and Contingent Liabilities

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through October 31, 2020. At December 31, 2013, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more, were as follows:

	Amount
2014	$ 3,037,410
2015	3,086,066
2016	3,135,455
2017	3,193,021
2018	3,293,806
Thereafter	10,245,102
	$ 25,990,860

The Company has entered into standby letters of credit in the amount of $2,060,000 as deposits for principal leases.

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. Regardless, the Company, after consultation with outside legal counsel, believes that the amount for which it may be liable, if any, will not have a material adverse effect on its consolidated financial condition.

Note 12. Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

The Company may enter into forward foreign currency exchange contracts. When entering into a forward currency contract, the Company agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. These instruments involve market risk, credit risk, or both kinds of risks, in excess of the amount recognized in the consolidated statement of financial condition. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movement in currency and securities values and interest rates.

Note 12. Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company's exposure to credit risk on its equity swaps is reduced by the counterparty netting agreement. Netting is effective across products and cash collateral when so specified in the applicable netting agreement. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company conducts business with several broker-dealers and clearing organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers and clearing organizations pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker or clearing organization is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts at financial institutions located in the United States and in other countries. The Company had cash at December 31, 2013, that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 13. Guarantees and Indemnifications

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2013, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2013, are included as liabilities in derivative financial instruments on the consolidated statement of financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 13. Guarantees and Indemnifications (Continued)

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 14. Benefit Plans and Unit-Based Compensation

The Company sponsors a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

Ronin Profit Plan, LLC (the Plan) is a non-qualified profit participation plan that is operated as a wholly-owned subsidiary of the Company. Pursuant to the plan agreement, the Company's Class A Member will contribute capital to the Plan annually, based upon certain benchmarks, to fund benefits that will vest in the future under the Plan. As of December 31, 2013, the Company has funded the Plan $745,481.

Class A Units of the Plan are issued to officers and employees of the Company pursuant to grant agreements between the Company and such persons. The Class A Units are non-voting interests and entitle the holders to distributions to be paid upon vesting. Such grants are authorized by the Company's Managing Member.

The Company recognizes as compensation expense the grant-date fair value of unit grants granted to employees ratably over the service period. During 2013, the Company granted Class A Units of the Plan as compensation to certain officers and employees of the Company. The awards are accounted for as equity method awards in accordance with GAAP. The Class A Unit awards vest at the end of a thirty-three month period of time.

Note 15. Members' Equity

Ronin Capital, LLC:
Members' equity consists of four classes of members, Class A, AA, B and C. As of December 31, 2013, members are represented in classes A and C. As of December 31, 2013, Class A member's equity totaled $133,817,246 and Class C members' equity totaled $119,141,396. There are no active members in Class AA or B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

The Class C members include individuals or entities which are traders having trading accounts and the responsibility for the trading in such accounts. Class C members are entitled to an interest in the profits and are allocated losses of the Company in an amount and upon the terms and conditions set forth in each Class C members' agreement, as defined. Class C members are allocated losses of the Company to the extent they have a positive capital balance. After allocation to the Class C members, profits and losses are further allocated to the Class A member.

Class AA members are entitled to an allocation of Company profits, as defined, on a preferred basis, but in any case after allocation of Company profits to the Class C members. No Class AA interest shall be allocated Company profits in excess of the Class AA accrued preference, as defined in the operating agreement.

Ronin Trading UK, LLP:
Ronin Trading UK consists of two classes of members, Class A and B. As of December 31, 2013, members are represented in both classes.

Ronin Capital UK, a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading UK and have the full right and authority to control the affairs of Ronin Trading UK.

The Class B Members are entitled to an interest in the profits and losses of Ronin Trading UK, as defined, in an amount and upon the terms and conditions set forth in the Class B Member's agreement.

Ronin Trading Europe, LLP:
Ronin Trading Europe consists of two classes of members, Class A and B. As of December 31, 2013, members are represented in both classes.

Ronin Capital UK, a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading Europe and have the full right and authority to control the affairs of Ronin Trading Europe.

The Class B Members are entitled to an interest in the profits and losses of Ronin Trading Europe, as defined, in an amount and upon the terms and conditions set forth in the Class B Member's agreement.

Note 16. Regulatory Requirements

Ronin is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, both as defined. Ronin is engaged in market maker activities which, as provided by the Rule, requires the Company to maintain minimum net capital equal to $2,500 for each security in which it makes a market with a limit of $1,000,000. Ronin uses the greater of the minimum net capital requirement per the alternative standard or the market maker standard. The Rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. Net capital changes from day to day, but at December 31, 2013, Ronin had net capital and net capital requirements of $58,809,481 and $1,000,000, respectively.

In accordance with Appendix C of Rule 15c3-1, the Company consolidates its wholly-owned subsidiaries using the flow-through capital benefit method. With the exception of Ronin Asia and Ronin Trading Europe, the subsidiaries are also subject to regulatory net capital requirements. As of December 31, 2013, Dart had net capital and net capital requirements of $1,953,968 and $100,000. Ronin Asia and Ronin Trading Europe had members' equity of $34,086,529 and $69,741,223, respectively. The net capital requirements of the subsidiaries are included in other deductions, charges and regulatory requirements at 120 percent of their respective requirements in the computation of net capital.

Ronin Trading UK is subject to capital requirements of the Financial Conduct Authority (FCA). Financial resources, as defined, must exceed the total financial resources requirement. At December 31, 2013, Ronin Trading UK had financial resources of $17,245,781 which exceeded the minimum requirements by $13,206,775.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Although Ronin is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Note 17. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. Subsequent to year-end, distributions of approximately $31,000,000 were made to the members and contributions of approximately $10,000,000 were made to the Company.